EXHIBIT 99.1

System and Method for Estimating a Remaining Capacity of a Battery Granted to O2Micro

GEORGE TOWN, Grand Cayman, Aug. 03, 2020 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent for a system and method for estimating a remaining capacity of a battery.

O2Micro was issued 20 claims under US patent US 10,534,037 B2 on Jan 14, 2020 for the invention of devices with battery remaining capacity estimating functions. A device includes an interface and a processor. The interface receives information for a parameter indicative of a status of a battery. The processor calculates a remaining capacity of the battery, calculates a capacity ratio of the calculated remaining capacity to a capacity reference of the battery, compares the parameter with a parameter reference to generate a first comparison result, compares the capacity ratio with a ratio reference to generate a second comparison result, sets an amount according to the first and second comparison results, and changes the calculated remaining capacity by the amount.

Dr. Guoxing Li, VP of Advanced Technology, O2Micro, commented, "This invention provides more accurate battery remaining capacity estimation for portable Li-Ion powered devices to improve the user experience.”

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com